EXHIBIT 77H

FOR RIVERSOURCE PARTNERS INTERNATIONAL SELECT GROWTH FUND AND RIVERSOURCE PARTNERS INTERNATIONAL SMALL CAP FUND

During the six-month period ended April 30, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds, and RiverSource Investments, LLC through its initial capital investment were owners of record of more than 25% of the outstanding shares of the Fund.